ROCKWELL RECOVERS DIAMONDS OF 50+ CARATS
FROM HOLPAN, KLIPDAM AND SAXENDRIFT

August 31, 2010, Vancouver, BC – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSXV: RDI; JSE: RDI; OTCBB: RDIAF) announces the recent recovery of several large (50 carats and above) stones from its Holpan, Klipdam and Saxendrift mines.

Rockwell has alluvial diamond operations in the Northern Cape Province in South Africa: the Holpan and Klipdam mines are located north of Kimberley, and the Saxendrift mine is on the Middle Orange River (“MOR”) southwest of Kimberley. The Company is also conducting a bulk sampling project at Klipdam Extension east of the Klipdam mine. The Wouterspan mine, also located on the MOR, is currently on care and maintenance. In addition, the Company is in the process of acquiring the Tirisano operation located in the well-known Ventersdorp alluvial diamond district in South Africa’s North West Province from Etruscan Diamonds Limited.

Five Large Diamonds

During what is effectively the second quarter of fiscal 2011 (which ends August 31, 2010), Rockwell has recovered five large gemstones from its Holpan, Klipdam and Saxendrift operations, bringing the total number of plus 50-carat stones recovered in its current fiscal year to eleven.

At Holpan, a 136-carat clean white (colour H to I), broken octahedral stone was recovered.

At Klipdam, a 69.26 -carat pinkish stone with a brown overtone and a blocky shape was produced.

At Saxendrift, three stones - one 58-carat, one 82-carat and one 104-carat - were recovered from mining operations:

  the 58.20-carat stone is a white diamond of octahedral shape with a mackle or twin line running through it;

  the 81.29-carat stone is a fancy yellow with rounded octahedral shape and no inclusions; and

  the 104.03-carat stone is a clean Cape yellow, which shows a typical well formed octahedral shape.

These large stones are currently undergoing cleaning and valuation by the Company experts. Thereafter, they are likely to be sold into Rockwell’s joint venture with Steinmetz Diamond Group and, once manufactured and sold as polished goods, will provide additional profit share revenue to the Company.

Comparison of Large Diamond Recoveries in Calendar 2009 and 2010

The following table shows a comparison of the recoveries of stones of 50 carats and larger in the current calendar year to date with the prior calendar year.

	January – August 2009		January – August 2010
	>50 carats	>100 carats	>50 carats	>100 carats
Holpan	-	-	1	1
Klipdam	1	-	1	1
Saxendrift	-	-	4	3

Over the full 2009 calendar year, Rockwell recovered 12 plus 50-carat stones whereas in over the seven months of 2010, the Company has already recovered 11 stones of larger than 50 carats.

President and CEO John Bristow commented, “The regular recovery of large diamonds of exceptional quality and size is a hall mark of Rockwell’s unique diamond production. In the current calendar year, Rockwell has recovered a mix of excellent quality large diamonds across its operating mines, with Saxendrift once again showing its importance to the Company by yielding seven out of the 11 large gemstones recovered so far.”

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.